SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 13, 2012

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On August 30, 2012, Navios Maritime Acquisition Corporation (the “Company”) filed a Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Acquisition Corporation (the “Certificate of Designation”) with the Registrar of Corporations in the Republic of the Marshall Islands designating a series of preferred stock as the Series D Redeemable Convertible Preferred Stock, par value $0.0001 per share, having a liquidation preference amount of $10,000 per share (the “Series D Preferred Stock”). On each of August 31, 2012 and October 30, 2012, the Company issued 300 shares of the Series D Preferred Stock to a shipyard, in partial settlement of the purchase price of two newbuild LR1 product tankers, the Nave Cassiopeia and the Nave Cetus. The Series D Preferred Stock contains a 6.0% per annum dividend payable quarterly, which begins to accrue one year after the issuance of the Series D Preferred Stock. The Series D Preferred Stock, plus accrued and unpaid dividends, will mandatorily convert into shares of common stock of the Company (“Common Stock”) upon the earlier of: (i) 30 months following the issuance date of the shares of the Series D Preferred Stock at a price per share of Common Stock of $10.00, subject to adjustment, and (ii) at any time following the issuance of the Series D Preferred Stock, if the closing price of the Common Stock has been at least $20.00 per share, subject to adjustment, for 10 consecutive business days. The holder of the Series D Preferred Stock shall have the right to convert the shares of Series D Preferred Stock into Common Stock prior to the scheduled maturity dates at a price of $7.00 per share of Common Stock, subject to adjustment. The Series D Preferred Stock does not have any voting rights. In addition, in connection with the issuance of the Series D Preferred Stock, the Company granted the holder the right, commencing upon the 18 month anniversary of the issuance, to require the Company to purchase such Series D Preferred Stock or Common Stock, as applicable, at the liquidation preference amount per share of Series D Preferred Stock or the conversion amount the Common Stock were issued pursuant to, as applicable; provided, however, such requirement to purchase such shares is only be applicable to, and vests with respect to, 1/12 of the shares of Series D Preferred Stock or Common Stock (in the event of a conversion of the Series D Preferred Stock) on the 18 month anniversary of the date of issuance of the Series D Preferred Stock and 1/12 quarterly thereafter, until the expiration of such requirement, which shall expire sixty (60) months following the date of issuance of the Series D Preferred Stock. The foregoing description of the terms of the Series D Preferred Stock is qualified in its entirety by the Certificate of Designation, as filed, which is attached as Exhibit 1.1 to this Report and is incorporated herein by reference.

On November 1, 2012, the Company announced that the Nave Cetus, a new building LR1 product tanker vessel of 74,581 dwt, was delivered on October 30, 2012 from a South Korean shipyard. The Nave Cetus has been chartered out for one year at a rate of $11,850 net per day plus 50% profit sharing based on a formula. The charterer has an option for an additional six months on the same terms. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

On November 12, 2012, the Company announced that the Nave Aquila, a new building MR2 product tanker vessel of 49,991 dwt, was delivered on November 9, 2012 from a South Korean shipyard. The Nave Aquila has been chartered out for three years at a rate of $13,331 net per day plus 50% profit sharing based on a formula, which incorporates a $1,000 premium above the relevant index. The charterer has an option for an additional two years at a rate of $14,566 net per day for the first optional year and $15,553 net per day for the second option year, plus 50% profit sharing for each option year. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

On November 13, 2012, the Company issued a press release announcing its financial results for the three and nine months ended September 30, 2012 and a quarterly dividend of $0.05 per share of Common Stock. A copy of the press release is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.

This Report on Form 6-K, except for the information and disclosures regarding the press release announcing the Company’s financial results for the three and nine months ended September 30, 2012 attached as Exhibit 99.3 hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: November 16, 2012

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on August 30, 2012

99.1	Press Release dated November 1, 2012

99.2	Press Release dated November 12, 2012

99.3	Press Release dated November 13, 2012